1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

MATTHEW BARSAMIAN matthew.barsamian@dechert.com +1 202 261 3392 Direct +1 202 261 3013 Fax

May 10, 2023

VIA EDGAR

Christopher Bellacicco

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Fidelity Multi-Strategy Credit Fund (the “Fund”)

File Nos. 333-267816, 811-23831

Dear Mr. Bellacicco:

We are writing in response to comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) during a telephonic discussion on May 1, 2023, regarding (i) the Fund’s submission of Pre-Effective Amendment No. 2 (the “Amendment”) to the registration statement on Form N-2 (the “Registration Statement”) that was filed with the SEC on April 19, 2023, and (ii) a correspondence filing made on behalf of the Fund on April 19, 2023 (the “Prior Correspondence”), which pertained to the Amendment. The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

Each of the Staff’s comments is presented below and each comment is followed by the applicable response. Undefined capitalized terms used herein have the same meaning as in the Amendment.

1.	Comment: The Staff reiterates its Comment 2 from the Prior Correspondence. In particular, please discuss the maturity and duration of individual loans in an appropriate section of the prospectus.

Response: The disclosure has been revised to reflect that there is no limit on the maturity or duration of the loans that the Fund will originate.

2.	Comment: In the pricing table on the cover of the prospectus, please revise footnote 2 to disclose how long the Expense Limitation Agreement will be in effect.

Response: The disclosure has been revised accordingly.

3.

Comment: Please delete the last sentence in the “Subsidiaries” subsection of the “Investment Opportunities and Strategies – Investment Opportunities and Strategies – Other Characteristics” section on page 24 of the prospectus as it is duplicative of the second sentence of the subsection.

Response: The disclosure has been revised accordingly.

4.

Comment: The “Potential Conflicts of Interest Risk—Investments in Different Parts of an Issuer’s Capital Structure.” in the “Types of Investments and Related Risks” section on page 63 of the prospectus states that “Further, the Fund is prohibited under the 1940 Act from participating in certain transactions with certain affiliates (including portfolio companies of Other Clients) without the prior approval of a majority of the independent members of the SEC.” Please clarify this disclosure.

Response: The disclosure has been revised accordingly.

5.

Comment: Please disclose in the “Board Structure and Oversight Function” subsection of the “Management of the Fund—Trustees and Officers” section on page 14 of the statement of additional information whether the Fund has a lead Independent Trustee. See Item 18.5.a of Form N-2.

Response: The disclosure has been revised accordingly.

6.

Comment: Please clarify the following sentence in the “Compensation of Portfolio Managers” subsection of the “Management of the Fund—Portfolio Management” section on page 25 of the statement of additional information: “In addition, a fund’s trade allocation policies and procedures may give rise to conflicts of interest if the fund’s orders do not get fully executed due to being aggregated with those of other accounts managed by the Adviser or an affiliate.”

Response: The disclosure has been revised accordingly.

7.

Comment: The Amended and Restated Declaration of Trust filed for the Fund includes certain provisions relating to shareholder actions. Please disclose the following in an appropriate place in the prospectus:

a.	The pre-suit demand provisions of Section 7.04.

b.

The exclusive federal forum provision of Section 11.10 and the corresponding risks. For example, disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of this provision since the Securities Act of 1933 and Investment Company Act of 1940 permit shareholders to bring claims arising under these Acts in both state and federal courts.

c.	The jury trial provision of Section 11.10.

Response: The disclosure has been revised accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3392.

Sincerely,

/s/ Matthew Barsamian
Matthew Barsamian

cc:	John C. Lee, Branch Chief, U.S. Securities and Exchange Commission

Christian T. Sandoe, Assistant Director, U.S. Securities and Exchange Commission

Joseph Benedetti, Fidelity Diversifying Solutions LLC

Christina Zervoudakis, Fidelity Diversifying Solutions LLC

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